บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 032 /2006

[redacted]

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

January 30, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Date and Agendas for the 2006 General Shareholders' Meeting

Attachment: Warrant Allotment Program of PTT Exploration and Production Public Company Limited for Its Management and Employees for the Year 2006

The Board of Directors of PTT Exploration and Production Public Company Limited at a Meeting No.1/2549/245 held on January 30, 2006 passed a resolution to call for 2006 General Shareholders' Meeting with its agendas as following.

Item	Date	Time
1. Closing date of the Company share register for the right to attend the General Shareholders Meeting and to receive dividend payment	16 March 2006	12.00 hrs. until the end of the meeting
2. General Shareholders' Meeting	5 April 2006 (at the Auditorium, 2nd Floor, PTT Plc. Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok)	15.30 hrs.
3. Dividend Payment	19 April 2006	

The agendas of the 2006 General Shareholders' Meeting are as follows:

Agenda 1 To approve the Minutes of the Extraordinary Shareholders' Meeting No. 1/2005 of which the copy PTTEP has sent to shareholders on December 29, 2005.

The Board of Directors' Opinion: Shareholders should approve the minutes.

Agenda 2 To acknowledge the 2005 Performance Result and 2006 Work Plan of the Company.

The Board of Directors' Opinion: Shareholders should acknowledge the Company's 2005 performance result and 2006 Work Plan as proposed.

-2- / *Agenda 3...*

Agenda 3 To approve the 2005 Financial Statements.

The Board of Directors' Opinion: Shareholders should approve the 2005 Financial Statements which the Audit Committee and the Auditor have audited and certified as correct.

Agenda 4 To approve the dividend payment for 2005 performance from petroleum income at 13.50 Baht per share, which includes the interim dividend of first 6 months at Baht 5.50 per share and the latter 6 months at Baht 8 per share.

The Board of Director's Opinion : Shareholders should approve the dividend payment for 2005 performance from petroleum income at Baht 13.50 per share, which includes the interim dividend of first 6 months at Baht 5.50 per share (paid on August 29, 2005) and the latter 6 months at Baht 8 per share. The dividend should be paid on April 19, 2006

Agenda 5 To approve the appointment of new directors in replacement of those who are due to retire by rotation. The directors who were due to retire in this meeting, namely:

(1) Mr. Pala Sookawesh
(2) Mr. Wisudhi Srisuphan
(3) Mr. Krairit Nilkuha
(4) Mr. Maroot Mrigadat
(5) Mr. Anucha Sihanatkathakul

The Board of Directors' Opinion: Shareholders should consider appointing new directors in replacement of those who are due to retire by rotation as proposed by the Nominating Committee.

Agenda 6 To consider the directors' remuneration for year 2006

The Board of Directors' Opinion: Shareholders should approve the directors' remuneration for year 2006 at the same rate of year 2005 as proposed by the Remuneration Committee. The remuneration are: (1) the retainer fee at Baht 25,000/person/month (2) the meeting fee at Baht 25,000/person/meeting and (3) the bonus for all directors who are in office within year 2006 at an amount limited to Baht 17 - 25 million/year depending on a net income of that year. If the net income exceeds Baht 10,000 million, directors will receive an extra bonus of 0.08 percent from any profit over Baht 10,000 million, with the total limited to Baht 25 million. The Chairman of the PTTEP Board shall receive an extra 25%. The Sub-Committees shall receive only meeting fee at Baht 25,000/person/meeting and the Chairman of each Sub-Committee shall receive an extra 25%.

Agenda 7 To appoint the Auditor and consider the Auditor's fee for year 2006

The Board of Directors' Opinion: Shareholders should approve to appoint the Office of the Auditor General of Thailand as the Company's Auditor for the year 2006 and fix the fees as proposed.

-3- / Agenda 8

<u>Agenda 8</u> To approve the split of PTTEP shares par value from Baht 5 per share to Baht 1 per share.

The Board of Directors' Opinion: Shareholders should approve the par value split as proposed.

<u>Agenda 9</u> To consider and approve the amendment of the Company's Memorandum of Association Clause 4 to be as follows:

"Registered capital amount Baht 3,322,000,000 (Baht three thousand, three hundred and twenty-two million) divided to 3,322,000,000 shares (Three thousand three hundred and twenty-two million shares) at a par value of Bath 1 (One Baht), comprising ordinary shares 3,322,000,000 shares (Three thousand three hundred and twenty-two million shares) and preference share – share (-)"

The Board of Director's Opinion: Shareholders should approve the amendment of the Company's Memorandum of Association as proposed.

<u>Agenda 10</u> To consider the issuance and offering of 2,800,000 warrant units to purchase the Company's common shares for management and employees for the year 2006

Upon shareholders' approval for the split of PTTEP share par value from Baht 5 to Baht 1 per share, the exercise ratio of the warrants will be 1 unit of warrant per 5 common shares. Details are as attached.

The Board of Directors' Opinion: Shareholders should approve the warrant issuance and offering for the management and employees in 2006 according to the proposal. The objective of the issuance and offering was to reward and encourage the management and employees for their work. This issuance and offering would have minimal impact on profit sharing or voting rights of the existing shareholders at 0.43 percent.

<u>Agenda 11</u> To consider the allotment of 2,800,000 shares reserved for the exercise of the right under the warrants issued to management and employees for the year 2006.

Upon shareholders' approval for the split of PTTEP share par value from Baht 5 to Baht 1 per share, the number of shares reserved for the exercise of the right under the warrants will be 14,000,000 shares.

The Board of Directors' Opinion: Shareholders should approve the allotment according to the issuance and offering proposed in agenda item 11 accordingly.

Agenda 12   Other business (If any)

Yours sincerely,

Maroot Mrigadat
President

Attachment

Warrant Allotment Program of
PTT Exploration and Production Public Company Limited for
Its Management and Employees for the Year 2006

We, PTT Exploration and Production Public Company Limited ("PTTEP"), intend to issue and offer warrants to purchase PTTEP's common shares for its management and employees. The details are as follows:

1. Objective and Necessities

1.1 To create an ownership atmosphere among management and employees.
1.2 To compensate and reward management and employees who dedicated their time and effort to the Company, in order to retain valuable personnel with the Company.
1.3 To be an incentive for management and employees to perform their duties in the best interest of the Company.

2. Details of Warrants

Product	:	Warrants to purchase PTTEP's common shares
Type	:	Specified holder name and non-transferable
Period	:	5 years, commencing from the issuing date
Amount	:	2,800,000[1] units (two million and eight hundred thousand units) or equivalent to 0.43% of the Company's total paid-up shares
Amount of Shares Reserved for the Exercise of the Warrants	:	2,800,000[2] shares (two million and eight hundred thousand shares)
Offering Price	:	-0- Baht
Exercise Ratio	:	1 warrant unit per 1 common share
Exercise Price	:	Baht 456 Calculated by using the average closing prices of PTTEP shares during the period of 90 days lapse prior to the date of the board of directors' resolution to propose this agenda (calculated from November 1, 2005 to January 29, 2006) minus the 2005 dividend per share. The calculated exercise price will be a whole number without any decimals. However, if the first decimal place is 5 or above, then it will be rounded up, and if the first decimal

[1] 2,000,000 units of warrants allotted from the 2002 Employee Stock Ownership Plan and 800,000 units of warrants allotted from the 2004 Employee Stock Ownership Plan.

[2] 2,000,000 common shares allotted from the registered common shares in the year 2002 and 800,000 common shares allotted from the registered common shares in the year 1998.

		place is less than 5, then it will be nullified.
Exercise Date	:	The Company's management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants. In case the exercise date falls on a holiday, the exercise date will be the previous business day. Management and employees can accumulate or delay the exercise of warrants for up to 5 years from the issuing date.
Offering	:	To management and employees of the Company.

3. Names of management and employees who received warrants exceeding 5% of the total warrants issued.

None of the management and employees received warrants exceeding 5% of the total warrants issued.

4. Effect upon shareholders from issuance of warrants and offering to management and employees on this occasion

4.1 The exercise price is calculated by using the average closing prices of PTTEP shares during the period of 90 days lapse prior to the date of the board of directors' resolution to propose this agenda minus the 2005 dividend per share. When comparing the exercise price with the market price, calculated by using weighted average closing price of PTTEP share 15 consecutive working days prior to the date of the board of directors' resolution to propose this agenda, the price dilution effect is 0.06%.

4.2 Effects upon profit sharing or voting right of existing shareholders (Control Dilution).
In case all 2,800,000 warrants are exercised, the effect upon profit sharing or voting rights of existing shareholders (Control Dilution) will decrease by 0.43% of 654,932,100 paid-up shares, whereas the percentage of ownership or voting rights of existing shareholders will be 99.57%.

5. Methods and conditions of warrants allocation

Qualifications of the Receiver	:	Management and employees, including 1. Full time employees (management and employees), and employees on probation. 2. Employees on secondment from PTT Public Company Limited (PTT Plc.). 3. Employees in No.1 above, who have passed away, are infirmed, or have retired in the year of the allocation of the warrants.

		Those people must have been working with the Company for at least 1 month before the allocation date, and must have been employed by the Company at the time of allocation in the year 2006.
Allocation Method	:	To reward management and employees according to their responsibilities and performance, and by considering their job levels, the Company will allocate the warrants to its management and employees as follows: • Management: 30% of the total warrants allocated in 2006. Meanwhile, Mr. Maroot Mrigadat, President, as a management of the Company will receive 30,000 units of warrants, equivalent to 1.07% of the total warrants allocated in 2006. • Employees: 70% of the total warrants allocated in 2006 This is to provide an incentive for management and employees to perform their duties in the best interest of the Company, resulting in a share price increase.
Exercise Conditions	:	1. On each exercise date, the holder of the warrants must be a PTTEP employee, except in case of death, infirmity or retirement in the year of exercise, or in any other cases as desired by PTTEP e.g. early retirement. However, this condition will not be applied to the employees on secondment from PTT Plc., and such persons must remain PTT Plc. employees by the time of exercising the warrants. 2. Un-exercised warrants or warrants held by disqualified holders will become invalid and have to be returned to the Company. The remaining common shares at the end of last exercise date will be proposed to the shareholders for their consideration and approval.

6. **Shareholders veto right against the issuing and offering of the warrants to directors, management and employees of the company.**

The issuance and offering of warrants will need a shareholders' resolution of 3/4 of shareholders who are present and have voting rights and with no objection by more than 10% of the voting rights from the shareholders who are present or from the assignees of the shareholders.

7. **Other conditions**

The President is empowered with the authority to execute all related transactions, to seek approval from related authorities and to have the authority to proceed or decide on

any related matters, including authority to determine and/or amend methods, conditions and any other related matters as well as warrants offering and issuance terms and conditions, issuance of shares reserved for the conversion, changes in exercise price and/or exercise ratio as deemed appropriate in compliance with all applicable laws, rules, orders and regulations.

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 033 /2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 30, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unaudited Financial Statements, and Analysis of Operating Results for 2005

Attachment:
1. 2005 Unaudited Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of December 31, 2005 and 2004, including English translations
2. Management Discussion and Analysis of Operating Results for 2005

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its 2005 unaudited financial statements, consolidated financial statements, and Analysis of Operating Results for 2005 as per attachments 1 and 2. These attached financial statements have already been approved by the Audit Committee and the PTTEP Board of Directors on the basis that information is accurately represented and sufficient for investors.

For 2005, the Company and its subsidiaries' total revenues were Baht 69,583 million, an increase of Baht 21,166 million or 44% when compared with Baht 48,417 million in 2004. Total expenses were Baht 27,854 million, an increase of Baht 8,006 million or 40% when compared with Baht 19,848 million of last year.

The Company and its subsidiaries recorded a net income of Baht 23,735 million or earnings per share of Baht 36.29 compared with net income of Baht 15,866 million or earnings per share of Baht 24.31 in 2004.

The Company and its subsidiaries' total consolidated assets, as of December 31, 2005 were Baht 143,317 million, total liabilities were Baht 71,620 million, and total shareholders' equities were Baht 71,697 million.

-2- / The Company......

The Company and its subsidiaries would like to disclose the total proved reserve as of December 31, 2005, which were at approximately 950 million barrels of oil equivalent (MMBOE), comprising of approximately, 151 million barrels of crude oil and condensate, and 5,158 billion cubic feet of natural gas.

Yours sincerely,

Maroot Mrigadat
President

2.1 PTTEP Performance

In 2005, Thailand's economy demonstrated continuous growth even though there were some hurdles to depress Thai economy such as Tsunami disaster at the end of 2004, the Southern region issue, and high volatility of oil price. However, the good fundamental structure of Thai economy and the effectively flexible governmental policy are the great factors to support Thai economy not to descend to the crisis. The Bank of Thailand (BOT), and the National Economic and Social Development Board (NESDB), projected economic growth in 2005 to be 4.7%.

Regarding business results in 2005, PTTEP and its subsidiaries were successful in implementing most of their plans in accordance with company strategy and direction. The notable business aspects in 2005 are summarized here.

PTTEP and its subsidiaries' sales volume averaged was 153,531 Barrel of Oil Equivalent per Day (BOED), which was higher than the target of 144,000 BOED. Its total revenue was Baht 69,583 million and its net profit was Baht 23,735 million or Baht 36.21 per share-diluted. PTTEP and its subsidiaries' return on shareholders' equity in 2005 was 36.86%

In order to focus on direct investment in petroleum assets, PTTEP and its subsidiaries completed the sales of all of its shares in New Links (which holds most stakes in PT Medco Energi Internasional Tbk (Medco)) to Encore Int'l Limited (Encore), and completed the sales of all of its shares in Thaioil Power to PTT Plc. Furthermore, PTTEP and its subsidiaries continuously expanded its investment in E&P business in both Thailand and overseas as following, Block B in Cambodia, Saveh Block in Iran, Block B8/32 & 9A in Gulf of Thailand, Merangin I in Indonesia and Block M11 in Myanmar. In addition, PTTEP established PTTEP Iran Company Limited to carry out petroleum exploration and development in the Islamic Republic of Iran, and Diamond Petroleum Company Limited to carry out petroleum exploration and development activities in Thailand.

In order to confirm the development phase of natural gas based projects, PTTEP and its subsidiaries signed Gas Sales Agreement (GSA) with sellers in each projects in 2005 as followed, GSA of the Oman 44 project, GSA of MTJDA project, GSA of Phu Horm project, and the 4th Amendment GSA and a side agreement for additional gas sales of Bongkot project.

However, there was a setback in Nang Nuan Project from its postponement of first oil production from the first quarter of 2005 to the second quarter of 2005. This is due to the technical problem from the operation field.

2.2 Results of Operations

The Company had cash and cash equivalents of Baht 30,507 million. at December 31, 2005, and invested its surplus cash in short-term financial instruments carrying low risks such as Treasury Bills, Promissory Notes, US. Treasury Bills, and deposits with commercial banks, where emphasis is given to security and liquidity.

On April 5, 2005, PTTEP 2005 General Shareholders' Meeting approved the issuance and the offering of 2.8 million units of warrants to purchase the Company's common shares for management and employees of the Company for the year 2005 (Exercise Ratio : 1 unit of warrant per 1 unit of common share) at the exercise price of

Baht 278. Meanwhile, the General Shareholders' Meeting also approved the 2005 dividend payment to the shareholders at Baht 9 per share on April 19, 2005.

In 2005, PTTEP paid an interim dividend based on its half year performance to the shareholders at Baht 5.50 per share on August 29, 2005. This complied with the resolution of the Board of Directors' Meeting dated July 29, 2005.

For Financial Risk Management, PTTEP has entered into the Cross Currency Swap agreement with the Kasikornbank Public Company Limited in September 2005. The agreement is to swap the existing Baht 2,500 million 15-year Bond (due in 2016) at the THB fixed interest rate of 4.625% per annum into USD 60.83 million at the USD fixed interest rate of 3.85% per annum, resulting in a reduction of PTTEP's average cost of borrowing.

For the investor relations activities, the Company has initiated a Webcast in which investors can listen to the recording of presentation given by the management in the Company's quarterly analyst meeting through PTTEP's website : www.pttep.com (from the second quarter of 2005 onwards). The Company also participated in the SET in the City event during November 17-20, 2005, hosted by The Stock Exchange of Thailand and the Money & Banking Electronic Magazine to promote the company and disseminate company information to retail investors.

2.2.1 Results of Operations - Quarterly Comparison

Earnings summary (Unit :Millions of Baht, excepting Baht per share amounts)	3rd Quarter 2005	4th Quarter 2005	4th Quarter 2004
Income from continuing operations			
Exploration and production	6,414	5,712	4,466
Pipelines	962	759	712
Others	(193)	346	(79)
Total net income	**7,183**	**6,817**	**5,099**
Diluted earnings per share – from continuing operations	10.96	10.38	7.78
Total Revenues - from Current Operational Results	19,987	21,793	14,234

Fourth Quarter of 2005 compared with Fourth Quarter of 2004

For the results of operations (Unaudited) in the fourth quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 6,817 million or Baht 10.38 per share-diluted, an increase of Baht 1,718 million or 34% when compared with the same period last year's net profit of Baht 5,099 million or Baht 7.78 per share-diluted.

For this quarter, the total revenues of PTTEP and its subsidiaries amounted to Baht 21,793 million, an increase of Baht 7,559 million or 53% when compared with Baht 14,234 million for the same period last year. This increase was mainly due to an increase in sales from petroleum of Baht 7,510 million or 58%, resulting from the higher average petroleum sales price to USD 31.59 per barrel of oil equivalent (BOE) when compared with USD 24.93 per BOE for the same period last year. In addition, the increase in sales volume in this quarter rose to 171,333 barrels of oil equivalent per day (BOED) when compared with the same period last year of 138,472 BOED. This increased sales derived mainly from the natural gas and condensate sales from the Pailin and the Yetagun projects,

and the crude oil sales from the B8/32 & 9A, the S1 and the Nang Nuan projects. In this quarter PTTEP made the upfront payment under Gas Sales agreement to PTT Public Co. Ltd. in order to subsidize the automatically adjusted formula for electricity fees rate (Ft) to EGAT amounting to Baht 1,169 million.

PTTEP and its subsidiaries' interest income increased mainly as a result of higher saving deposit and Promissory Notes.

For this quarter PTTEP International Limited sold all its common shares in Thaioil Power Co. Ltd., totaling 73,060,000 shares or 26% of paid-up capital, to PTT Public Co. Ltd. amounted to Baht 2,300 million or Baht 31.48 per share. In addition, PTTEP Offshore Co. Ltd. (PTTEPO) sold 10% interest in Orange Energy Limited and B8/32 Partners Co.,Ltd. to Palangsophon International Co., Ltd. amounted to Baht 2,053 million, which caused to change the participant interest in petroleum concession blocks B8/32 & 9A from 27.78% to 25%. As a result, there were gain in divestment amounting to Baht 507 million which was comprised of Baht 481 million for divestment in Thaioil Power Co. Ltd. and Baht 26 million for divestment in Orange Energy Limited to Palangsophon International Co., Ltd.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 9,512 million, an increase of Baht 4,112 million or 76% when compared with Baht 5,400 million for the same period last year. This increase was the effect of

(1) An increase in operating expenses, mainly as a result of the cost from the B8/32 & 9A project and the maintenance cost from the Bongkot project, including the cost from the Nang Nuan project which started to produce at the end of the second quarter of 2005.

(2) An increase in depreciation and amortization expenses, mainly due to the depreciation cost from the B8/32 & 9A project, and the amortization of the excess of the cost of acquiring Orange Energy Limited and B8/32 Partners Limited

(3) Higher administration expenses, mainly due to the cost from the S1, Arthit and Oman44 projects because of higher operating activities, including the cost from the B8/32 &9A project and the amortization of up-front payment in accordance with Bongkot Gas Sales Agreement.

(4) An increase in exploration expenses, mainly due to the write-off of dry well in the Algeria 433a&416b, the S1 and the Unocal III projects.

(5) An increase in petroleum royalties and remuneration due to higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

PTTEP and its subsidiaries had increased income tax expenses of Baht 1,726 million due to higher taxable profits.

<u>Fourth Quarter of 2005 compared with Third Quarter of 2005</u>

For the results of operations (Unaudited) in the fourth quarter of 2005, PTTEP and its subsidiaries' net profit was Baht 6,817 million or Baht 10.38 per share-diluted, an

decrease of Baht 366 million when compared with the previous quarter net profit of Baht 7,183 million, or Baht 10.96 per share-diluted.

For this quarter, total revenues of PTTEP and its subsidiaries amounted to Baht 21,793 million, an increase of Baht 1,807 million or 9% when compared with Baht 19,986 million for the previous quarter. This increase was mainly due to an increase in sales from petroleum of Baht 1,221 million, resulting from the higher sales volume in this quarter to 171,333 BOED, when compared with the previous quarter of 160,678 BOED. The higher sales revenues derived mainly from the crude oil sales from the B8/32 & 9A project. In this quarter PTTEP made the upfront payment under Gas Sales agreement to PTT Public Co. Ltd. in order to subsidize the automatically adjusted formula for electricity fees rate (Ft) to EGAT amounting to Baht 1,169 million.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 9,512 million, an increase in Baht 2,041 million or 27% when compared with Baht 7,471 million for the previous quarter. This increase was mainly due to the effect of

(1) An increase in operating expenses, mainly due to the cost from the B8/32 & 9A project and the maintenance cost from the S1 and the Bongkot projects.

(2) Higher depreciation and amortization expenses, mainly as a result of the depreciation from the B8/32 & 9A projects and the amortization of the excess of the cost of acquiring Orange Energy Limited and B8/32 Partners Limited.

(3) An increase in petroleum royalties and remuneration due to higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

2.2 .2 Results of Operations – Full Year Comparison

Earning summary	Full Year	
(Unit : Millions of Baht excepting Baht per share amounts)	**2005**	**2004**
Income from continuing operations		
Exploration and production	20,948	15,158
Pipelines	3,437	2,601
The others	(650)	(1,893)
Total net income	**23,735**	**15,866**
Diluted earnings per share – from continuing operations	36.21	24.26
Total Revenues - from Current Operational Results	69,583	48,417

For the results of operations (Unaudited) for year 2005, PTTEP and its subsidiaries' net profit was Baht 23,735 million or Baht 36.21 per share-diluted, an increase of Baht 7,869 million when compared with the last year's net profit of Baht 15,866 million or Baht 24.26 per share-diluted. PTTEP and its subsidiaries return on shareholders' equity in this year was 36.86%

For this year, total revenues of PTTEP and its subsidiaries amounted to Baht 69,583 million, an increase of Baht 21,166 million or 44% when compared with Baht 48,417 million last year. This increase was mainly due to an increase in sales from petroleum of Baht 20,159 million, resulting from the higher average petroleum sales price to USD 29.37 per BOE when compared with the last year of USD 23.38 per BOE. In addition, sales volume increased in this year to 153,531 BOED when compared with 134,070 BOED last year. The higher sales derived mainly from the crude oil sales from the S1, B8/32 & 9A and Nang Nuan projects, and the natural gas and condensate sales from the Bongkot, the Pailin and the Yetagun projects. In this quarter PTTEP made the upfront payment under Gas Sales agreement to PTT Public Co. Ltd. in order to subsidize the automatically adjusted formula for electricity fees rate (Ft) to EGAT amounting to Baht 1,169 million.

PTTEP and its subsidiaries' interest income for this year increased mainly as a result of higher fixed deposit, Promissory Notes and Treasury Bills.

PTTEP and its subsidiaries incurred expenses for this year of Baht 27,854 million, an increase of Baht 8,006 million or 40% when compared with Baht 19,848 million for last year. This increase was the effect of

(1) An increase in operating expenses, mainly due to the cost of the Nang Nuan project which started to produce at the end of the second quarter of 2005, and the cost from the B8/32 & 9A project and the maintenance cost of the Bongkot and Pailin projects.

(2) Higher depreciation and amortization expenses, mainly due to the depreciation of the Nang Nuan, the Yetagun and the Pailin projects because of an increase in production volume, and the amortization of the excess of the cost of acquiring Orange Energy Limited and B8/32 Partners Limited

(3) An increase in exploration expenses, mainly due to the write-off of dry wells in the Algeria 433a&416b, the S1, the Yetagun and the Unocal III projects, and the geological study and 3D seismic cost from the Pailin, the MTJDA, the Algeria 433a&416b and the L53/43&L54/43 projects

(4) An increase in general administrative expenses, mainly due to higher operating activities from the Arthit, the Pailin, the B8/32 & 9A, the MTJDA, the Oman44, the Yetagun and the Phu Horm projects, and the amortization of up-front payment in accordance with Bongkot Gas Sales Agreement.

(5) Higher petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

(6) Incurred losses on divestment amounted to Baht 71 million comprising of losses on divestment in New Links Energy Resources Limited (New Links) which is a shareholder of PT Medco Energi Internasional Tbk. (Medco) and with a gain on divestment in Thaioil Power Co., Ltd. and Orange Energy Limited & B8/32 Partners Co., Ltd. To Palangsophon International Co., Ltd.

PTTEP and its subsidiaries had increased income tax expenses of Baht 5,295 million due to the higher taxable profits.

-6- / 2.3 Financial....

2.3 Financial position

As of December 31, 2005, PTTEP and its subsidiaries had total assets amounted to Baht 143,317 million, which was Baht 31,372 million higher than the end of 2004. This increase was mainly due to the net effect of (1) an increase in oil and gas properties of Baht 35,529 million, resulting from higher investments in the B8/32 & 9A, the Arthit, the Oman44, the Myanmar M7&M9 and the S1 projects (2) higher current assets amounted to Baht 6,558 million, mainly resulting from an increase in trade receivable, materials and supplies-net due to higher operating activities including cash and cash equivalent and (3) a decrease in investments accounted for under equity method of Baht 10,970 million due to the divestment in New Links and Thai Oil Power Co. Ltd..

Most of the current assets of PTTEP and its subsidiaries as of December 31, 2005 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 71,620 million, which was higher than the end of 2004 by Baht 16,774 million, mainly resulting from (1) an increase in accrued expenses of Baht 6,929 million due to the Special Remuneratory Benefit cost, and higher investment in oil and gas properties from the Arthit, the S1 and the Bongkot projects (2) higher income tax payable amounted to Baht 4,576 million due to the higher income taxable and (3) an increase in Deferred income tax and provision for decommissioning cost amounting to Baht 3,940 million.

PTTEP issued warrants to directors, managements and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004 and 2.8 million units on August 1, 2005, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share and Baht 278 per share respectively. As of December 31, 2005, the total number of shares exercised was 2.93 million share units and the outstanding number of warrants was 6.67 million units.

On November 9, 2005, PTTEP registered the change in paid-up capital to Baht 3,274.66 million for the issuance and payment of 654.93 million ordinary shares.

As of December 31, 2005, PTTEP and its subsidiaries had a net cash flow from operations that amounted to Baht 48,554 million. Most of this was cash received from operating activities.

PTTEP and its subsidiaries had a net cash flow from investment activities that amounted to Baht 32,580 million. Most of this was from (1) acquisitions in Orange Energy Limited and B8/32 Partners Limited amounting to Baht 18,209 million (2) cash flow used in investment in oil and gas properties in the Arthit, the Oman44, the S1, the B8/32 & 9A projects amounting to Baht 25,202 million (3) cash received from the divestment in New Links, which is a shareholder of Medco, and Thai Oil Power Co. Ltd. which amounted to Baht 8,909 million and Baht 2,300 million respectively (4) dividends received from Thai

Oil Power Co., Ltd. amounted to Baht 73 million and (5) investment in Energy Complex Co., Ltd. which amounted to Baht 400 million.

In addition, PTTEP and its subsidiaries had a net cash flow used in financing activities that amounted to Baht 9,258 million, resulting from (1) dividend payments to shareholders amounting to Baht 9,481 million (2) cash received from the issuance of ordinary shares for the exercise of warrants amounted to Baht 223 million.

As of December 31, 2005, PTTEP and its subsidiaries had cash and cash equivalents of Baht 30,507 million, an increase in Baht 6,729 million from the end of 2004.

Regarding protection against potential risks which may affect its projects, PTTEP purchased insurance coverage by considering all types of perils and appropriate sum-insured related to each project. For 2005, the premiums on these policies remained high relative to those of the year 2004. However, the Company continued to purchase sufficient insurance coverage as it has done in the past.

As at the Company's credit ratings, in November 2005 Moody's Investor Services has upgraded PTTEP's long term foreign currency rating from Baa1 to A2. As of December 31, 2005, PTTEP's credit ratings are as follows;

- A2 for its Long-term foreign currency rating by Moody's Investors Service
- BBB+ for its Long-term foreign currency rating, and
  BBB+ for its Long-term local currency rating by Standard and Poor's Ratings Services
- A- by Japan Credit Rating Agency, Limited
- AA+ by TRIS Rating Company Limited

2.4 Impacts on Operational Results

For the economic outlook in 2006, Thai economy is predicted to have higher growth than the previous year. Factors supporting stable Thai economic growth are the momentum of economic recovery in Thailand in the second half year of 2005, and less volatility of oil price crisis (the relief of oil price crisis), along with the global economic growth in particular with the continuous economic growth in Asia. The National Economic and Social Development Board (NESDB) forecasted the Thai economic growth at the ranges of 4.7 - 5.7%.

The factor that may influence Thai economy in 2006 is the confidences of people and investors on the political stability. This may influence on their decisions on the investment in Thailand. Because the investment is a key indicator to measure the economic growth in 2006.

For business in 2006, PTTEP and its subsidiaries has to closely monitor the economic situations in order to prepare for the suitable action. In addition, the situation of highly competitive in petroleum business, all petroleum companies are accelerating the development of their petroleum resources in response to the upward trends of oil prices. Hence, there is a higher demand of fundamental requirements for development facilities such as material and rig services providers. This could lead to the shortage of fundamental requirement for development facilities which is influenced in higher prices. These are the big challenges for PTTEP. Therefore, PTTEP has to initiate effective project management and effective check & balance process on project development preparation to meet scheduled plan.

-8- / Other factors....

Other factors, which may affect the company performance both in short and long term are also elaborated in the section of risk factors to be disclosed on report 56-1 in 2005 and the 2005 Annual Report.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (UNAUDITED)

Unit : Baht

	Consolidated			
	For the fourth quarter		For the year	
	2005	2004	2005	2004
Revenues				
Sales	20,404,157,615	12,893,594,340	66,357,593,069	46,198,629,210
Revenue from pipeline transportation	563,138,415	415,662,067	1,997,453,404	1,596,135,245
Other revenues				
Gain on foreign exchange	39,326,597	727,102,769	203,282,913	112,296,721
Interest income	177,908,029	84,756,865	709,331,642	216,808,895
Gain from divestment	507,181,620	-	-	-
Others	35,354,522	19,333,597	108,566,715	83,736,337
Share of profit from investments accounted for under equity method	66,818,554	93,563,155	206,594,489	209,029,119
Total revenues	**21,793,885,352**	**14,234,012,793**	**69,582,822,232**	**48,416,635,527**
Expenses				
Operating expenses	2,004,169,683	949,864,221	5,348,729,599	3,582,543,304
Exploration expenses	382,270,962	133,162,282	1,213,024,874	401,041,926
General administrative expenses	915,650,129	642,660,286	2,764,010,917	2,064,551,204
Petroleum royalties and special remuneration benefit	3,221,219,856	1,573,565,462	8,981,950,749	5,667,980,337
Other expenses				
Depreciation, depletion and amortization	2,960,462,528	2,081,124,336	9,439,508,554	8,105,215,365
Director's remuneration	28,799,552	19,698,873	35,793,302	26,261,373
Loss from divestment	-	-	70,692,085	-
Total expenses	**9,512,572,710**	**5,400,075,460**	**27,853,710,080**	**19,847,593,509**
Income before interest and income taxes	**12,281,312,642**	**8,833,937,333**	**41,729,112,152**	**28,569,042,018**
Interest expenses	342,231,691	338,312,759	1,355,208,134	1,359,413,539
Income taxes	5,121,896,743	3,396,040,261	16,639,216,397	11,343,605,206
Net income	**6,817,184,208**	**5,099,584,313**	**23,734,687,621**	**15,866,023,273**
Earnings per share				
Basic earnings per share	10.41	7.81	36.29	24.31
Diluted earnings per share	10.38	7.78	36.21	24.26

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31, 2005 (UNAUDITED) AND 2004

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005	2004	2005	2004
Assets	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Current Assets				
Cash and cash equivalents	30,507,066,433	23,778,245,260	13,821,767,602	16,529,283,867
Short-term investments	-	5,041,551,262	-	3,676,780,967
Trade receivable-parent company	5,137,051,000	4,385,849,370	2,540,645,742	2,792,598,210
Trade receivables	1,849,812,595	522,746,779	41,319,079	68,825,055
Inventories	457,211,611	61,429,855	40,545,776	44,717,242
Materials and supplies-net	2,409,789,188	1,289,521,288	1,489,923,909	828,603,454
Other current assets				
Working capital from co-venturers	534,971,060	204,301,741	110,462,082	3,226,524
Other receivables	916,647,286	267,850,233	560,372,441	134,128,227
Accrued interest receivable	97,281,075	28,370,667	134,478,487	15,967,807
Other current assets	806,715,356	578,807,138	360,206,370	228,711,087
Total Current Assets	**42,716,545,604**	**36,158,673,593**	**19,099,721,488**	**24,322,842,440**
Non-current assets				
Investments accounted for under equity method	397,862,789	11,367,651,198	38,916,753,798	30,277,459,111
Long-term loans to related party	-	-	9,946,912,996	1,134,539,566
Property, plant and equipment-net	99,057,344,015	63,527,628,122	43,256,253,057	34,360,462,945
Intangible assets	325,752,931	336,499,253	309,811,693	295,495,228
Deferred income taxes	27,267,312	22,286,532	-	-
Other non-current assets				
Prepaid expenses	676,742,519	417,227,694	314,433,114	-
Deferred of bonds issuing expenses	10,696,585	20,272,106	6,390,806	10,225,289
Other non-current assets	105,130,129	94,287,588	14,907,176	10,761,622
Total non-current assets	**100,600,796,280**	**75,785,852,493**	**92,765,462,640**	**66,088,943,761**
Total Assets	**143,317,341,884**	**111,944,526,086**	**111,865,184,128**	**90,411,786,201**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2005 AND 2004

Unit : Baht

Liabilities and Shareholders' Equity	Consolidated 2005 (Unaudited)	Consolidated 2004 (Audited)	The Company 2005 (Unaudited)	The Company 2004 (Audited)
Current Liabilities				
Accounts payables	1,204,721,957	414,975,504	258,432,251	96,264,427
Current portion of long-term loan	8,234,088,363	-	-	-
Working capital to co-venturers	326,586,733	246,551,349	-	120,629,381
Accrued expenses	10,890,179,179	3,960,797,227	6,482,814,956	2,627,673,051
Accrued interest payable	366,868,747	353,572,155	209,890,585	204,182,041
Income tax payable	14,212,547,512	9,636,811,523	9,782,610,565	7,295,652,482
Other current liabilities	1,291,572,428	832,564,417	512,395,032	398,905,664
Total Current Liabilities	**36,526,564,919**	**15,445,272,175**	**17,246,143,389**	**10,743,307,046**
Non-current liabilities				
Loan from related company	-	-	-	118,565,650
Bonds	10,462,653,679	17,915,513,295	10,462,653,679	10,076,953,781
Deferred income taxes	12,408,244,776	10,257,015,755	7,806,670,485	8,518,915,866
Other non-current liabilities				
Deferred income	4,828,042,014	5,531,254,433	-	-
Provision for decommissioning costs	7,019,362,087	5,229,671,609	4,287,004,685	3,553,686,543
Other non-current liabilities	375,155,381	466,855,802	365,392,862	301,414,298
Total non-current liabilities	**35,093,457,937**	**39,400,310,894**	**22,921,721,711**	**22,569,536,138**
Total Liabilities	**71,620,022,856**	**54,845,583,069**	**40,167,865,100**	**33,312,843,184**
Shareholders' Equity				
Share capital				
Registered capital				
664.4 million ordinary shares of Baht 5 each	3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital				
653.3 million ordinary shares of Baht 5 each	-	3,266,662,000	-	3,266,662,000
654.9 million ordinary shares of Baht 5 each	3,274,660,500	-	3,274,660,500	-
Share premium	11,918,329,000	11,702,886,000	11,918,329,000	11,702,886,000
Currency translation differences	(1,032,734,534)	(1,154,551,974)	(1,032,734,534)	(1,154,551,974)
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	40,304,864,062	26,051,746,991	40,304,864,062	26,051,746,991
Total Shareholders' Equity	**71,697,319,028**	**57,098,943,017**	**71,697,319,028**	**57,098,943,017**
Total Liabilities and Shareholders' Equity	**143,317,341,884**	**111,944,526,086**	**111,865,184,128**	**90,411,786,201**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005 (Unaudited)	2004 (Audited)	2005 (Unaudited)	2004 (Audited)
Revenues				
Sales	66,357,593,069	46,198,629,210	37,854,208,648	31,149,860,917
Revenue from pipeline transportation	1,997,453,404	1,596,135,245	-	-
Other revenues				
Gain on foreign exchange	203,282,913	112,296,721	-	146,786,986
Interest income	709,331,642	216,808,895	558,548,198	207,865,275
Other revenues	108,566,715	83,736,337	26,422,701	29,626,367
Share of profit from investments accounted for under equity method	206,594,489	209,029,119	10,315,960,574	5,623,021,711
Total revenues	**69,582,822,232**	**48,416,635,527**	**48,755,140,121**	**37,157,161,256**
Expenses				
Operating expenses	5,348,729,599	3,582,543,304	2,400,864,030	1,972,199,683
Exploration expenses	1,213,024,874	401,041,926	258,532,144	50,041,802
General administrative expenses	2,764,010,917	2,064,551,204	1,437,278,220	1,234,566,770
Petroleum royalties and remuneration	8,981,950,749	5,667,980,337	4,731,776,083	3,913,313,002
Other expenses				
Loss on foreign exchange	-	-	492,461,000	-
Depreciation, depletion and amortization	9,439,508,554	8,105,215,365	5,688,210,725	5,563,444,118
Director's remuneration	35,793,302	26,261,373	35,793,302	26,261,373
Loss from divestment	70,692,085	-	-	-
Total expenses	**27,853,710,080**	**19,847,593,509**	**15,044,915,504**	**12,759,826,748**
Income before interest and income taxes	**41,729,112,152**	**28,569,042,018**	**33,710,224,617**	**24,397,334,508**
Interest expenses	1,355,208,134	1,359,413,539	745,011,469	742,003,012
Income taxes	16,639,216,397	11,343,605,206	9,230,525,527	7,789,308,223
Net income	**23,734,687,621**	**15,866,023,273**	**23,734,687,621**	**15,866,023,273**
Earnings per share				
Basic earnings per share	36.29	24.31	36.29	24.31
Diluted earnings per share	36.21	24.26	36.21	24.26

(Unau

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Unit : Bah

	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2003	**3,261,990,000**	**11,601,268,000**	**(1,011,023,545)**	**332,200,000**	**12,496,000,000**	**18,993,699,118**	**45,674,133**
Share capital Issued and paid-up	4,672,000	101,618,000	-	-	-	-	106,290
Currency translation differences	-	-	(143,528,429)	-	-	-	(143,528
Net income	-	-	-	-	-	15,866,023,273	15,866,023
Reserve for expansion	-	-	-	-	4,404,000,000	(4,404,000,000)	
Dividend paid	-	-	-	-	-	(4,403,975,400)	(4,403,975
Balance - as at December 31, 2004	**3,266,662,000**	**11,702,886,000**	**(1,154,551,974)**	**332,200,000**	**16,900,000,000**	**26,051,746,991**	**57,098,94**
Share capital Issued and paid-up	7,998,500	215,443,000	-	-	-	-	223,441
Currency translation differences	-	-	121,817,440	-	-	-	121,817
Net income	-	-	-	-	-	23,734,687,621	23,734,687
Dividend paid	-	-	-	-	-	(9,481,570,550)	(9,481,570
Balance - as at December 31, 2005	**3,274,660,500**	**11,918,329,000**	**(1,032,734,534)**	**332,200,000**	**16,900,000,000**	**40,304,864,062**	**71,697,31**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005	2004	2005	2004
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Cash flows from operating activities				
Net Income	23,734,687,621	15,866,023,273	23,734,687,621	15,866,023,273
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of profit from investments accounted for				
under equity method	(206,594,489)	(209,029,119)	(10,315,960,574)	(5,623,021,711)
Amortization of up-front payment under Bongkot Gas Sale Agreement	130,011,886	-	130,011,886	-
Depreciation depletion and amortization	9,429,933,033	8,095,639,844	5,684,376,242	5,559,609,635
Amortization of bonds issuing expenses	9,575,521	9,575,521	3,834,483	3,834,483
Amortization of prepaid expenses	55,076,184	61,658,542	-	-
Bond Discount	1,108,849	1,108,849	-	-
Amortization of exploration costs	415,689,464	24,175,401	27,712,506	5,858,370
(Gain) loss on disposal of assets	(39,801,800)	4,810,070	(39,823,349)	(2,093,863)
(Gain) loss on disposal of material	4,612,449	(8,848,051)	4,612,449	(2,333,662)
Deferred income taxes	2,076,942,624	1,117,422,976	(712,245,381)	424,312,637
Income recognized from deferred income	(726,234,177)	(790,265,072)	-	-
Unrealized (gain) loss on foreign exchange	1,078,977,163	(23,860,330)	609,047,515	(80,459,878)
Loss on divestment	70,692,085	-	-	-
Unpaid dividend	-	(20,250)	-	(20,250)
	36,034,676,413	**24,148,391,654**	**19,126,253,398**	**16,151,709,034**
Changes in assets and liabilities				
(Increase) decrease in short-term investments	5,041,551,262	(2,790,331,136)	3,676,780,967	(1,365,892,254)
(Increase) decrease in trade receivables	(1,309,550,411)	(132,147,617)	27,505,976	(26,484,163)
(Increase) decrease in trade receivable-parent company	(748,593,967)	(737,679,515)	251,952,468	35,472,414
(Increase) decrease in inventories	(395,781,756)	(32,794,536)	4,171,466	(16,695,213)
Increase in materials and supplies-net	(1,119,054,813)	(444,368,369)	(665,932,904)	(119,528,492)
(Increase) decrease in working capital from co-venturers	(361,138,291)	53,306,695	(119,132,125)	83,842
Increase in other receivables	(636,226,526)	(180,802,072)	(424,740,898)	(70,816,695)
Increase in accrued interest receivable	(68,691,617)	(17,998,471)	(118,592,770)	(8,933,086)
(Increase) decrease in other current assets	(225,765,278)	(142,452,049)	(131,141,897)	41,298,620
Increase in prepaid expenses	(444,602,895)	-	(444,445,000)	-
Increase in other non-current assets	(6,668,186)	(2,087,215)	(4,145,553)	(3,188,257)
(Decrease) increase in accounts payables	763,892,343	29,193,079	161,375,027	(35,593,574)

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Unit : Baht

	Consolidated		The Company	
	2005 (Unaudited)	2004 (Audited)	2005 (Unaudited)	2004 (Audited)
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	64,997,951	156,490,517	(134,654,358)	55,945,434
Increase in accrued expenses	6,944,018,118	1,763,154,462	3,854,095,251	822,611,034
Increase in accrued interest payable	12,833,343	4,717,750	5,445,197	3,792,358
Increase in income tax payable	4,569,637,788	3,860,072,294	2,486,958,083	1,817,651,396
(Decrease) increase in other current liabilities	642,728,310	438,575,593	113,057,514	(11,050,522)
(Decrease) increase in deferred income	(370,374)	44,526	-	-
(Decrease) increase in other non-current liabilities	(91,700,421)	349,635,399	64,205,633	183,966,827
Gain from translation foreign entities' financial statements	(112,245,605)	(86,652,452)	-	-
	12,519,268,975	**2,087,876,883**	**8,602,762,077**	**1,302,639,669**
Net cash provided by operating activities	**48,553,945,388**	**26,236,268,537**	**27,729,015,475**	**17,454,348,703**
Cash flows from investing activities				
(Increase) decrease in loans to related party	-	-	(8,830,965,433)	842,665,122
Increase in investments accounted for under equity method	(399,500,000)	(500,000)	(399,404,697)	(3,719,775,879)
Dividend from related parties	73,060,000	318,953,200	2,197,660,955	1,715,010,500
Cash received from divestment	11,209,077,610	-	-	-
Increase in property, plant and equipment	(43,411,753,263)	(17,296,034,078)	(13,967,635,702)	(6,199,004,988)
Increase in intangible assets	(50,917,855)	(93,334,731)	(60,681,011)	(57,119,937)
Net cash used in investing activities	**(32,580,033,508)**	**(17,070,915,609)**	**(21,061,025,888)**	**(7,418,225,182)**
Cash flows from financing activities				
(Decrease) increase in loan from related company	-	-	(118,565,650)	118,565,650
Cash received from common share issuing	223,441,500	106,290,000	223,441,500	106,290,000
Dividend paid	(9,481,202,970)	(4,403,550,085)	(9,481,202,970)	(4,403,550,085)
Net cash used in financing activities	**(9,257,761,470)**	**(4,297,260,085)**	**(9,376,327,120)**	**(4,178,694,435)**
Net increase (decrease) in cash and cash equivalents	6,716,150,410	4,868,092,843	(2,708,337,533)	5,857,429,086
Cash and cash equivalents at beginning of the period	**23,778,245,260**	**19,062,620,477**	**16,529,283,867**	**10,683,224,628**
	30,494,395,670	23,930,713,320	13,820,946,334	16,540,653,714
Effects of exchange differences	12,670,763	(152,468,060)	821,268	(11,369,847)
Cash and cash equivalents at end of the period	**30,507,066,433**	**23,778,245,260**	**13,821,767,602**	**16,529,283,867**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	1,339,418,345	1,357,961,372	735,627,971	739,788,897
Income taxes	14,121,066,072	8,776,306,703	7,384,747,406	5,592,299,585

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 034 /2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 30, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Proposed Dividend for Year 2005

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that the Board of Directors of the Company, at meeting No. 1/2549/245 on January 30, 2006, passed a resolution to propose the 2005 dividend payment of Baht 13.50 per share from Petroleum Income to the 2006 Annual General Shareholders' Meeting for approval. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2005 at the rate of Baht 5.50 per share on August 29, 2005; and still has to pay the dividend for the second-half-year operations of 2005 at the rate of Baht 8 per share.

The date for closing the Company's share register for the right to attend the General Shareholders' Meeting and to receive the dividend payment will be on March 16, 2006 at 12.00 p.m. The dividend payment of 8 Baht per share will be paid on April 19, 2006.

Yours sincerely,

Maroot Mrigadat

President

PTTEP No. 1.910/035/2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 30, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Par Value Adjustment

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that the Board of Directors of the Company, at meeting no. 1/2549/245 on January 30, 2006, passed resolutions on the following matters:

1. To adjust the par value from 5 Baht to 1 Baht per share. The number of registered common shares will be increased from 664,400,000 shares to 3,322,000,000 shares.

The number of common shares reserved for the exercise of right under the warrants issued to the Board of Directors, management, and employees, as per resolutions of the General Shareholders' Meetings in the year 2002, 2003, 2004, 2005; and for the year 2006 (which is subjected to the 2006 General Shareholders' Meetings approval) will be increased from 9,467,900 shares to 47,399,500 shares. The exercise price of the warrants issued to the Board of Directors, management, and employees for the year 2002, 2003, 2004, and 2005 will be adjusted from 111 Baht, 117 Baht, 183 Baht, and 278 Baht to 22.20 Baht, 23.40 Baht, 36.60 Baht, and 55.60 Baht respectively. The new exercise ratio will be 1 warrant unit per 5 common shares.

2. To amend the Company's Memorandum of Association Clause 4 corresponding to the par value adjustment.

Former clause "Clause 4 Registered capital: 3,322,000,000 Baht (Three thousand three hundred twenty-two million Baht) divided into 664,400,000 shares (Six hundred sixty-four million, four hundred thousand shares) of 5 Baht (Five Baht) each, and comprising; ordinary shares 664,400,000 shares (Six hundred sixty-four million, four hundred thousand shares) and preference shares – share (-)".

-2- / New clause....

New clause "Clause 4 Registered capital: 3,322,000,000 Baht (Three thousand three hundred twenty-two million Baht) divided into 3,322,000,000 shares (Three thousand three hundred twenty-two million shares) of 1 Baht (One Baht) each, and comprising; ordinary shares 3,322,000,000 shares (Three thousand three hundred twenty-two million shares) and preference shares – share (-)".

The above-mentioned transaction will require shareholders' approval. The par value adjustment will increase liquidity of PTTEP shares and allow more participation from retail investors. However, the registered capital will remain unchanged at 3,322,000,000 Baht (Three thousand three hundred twenty-two million Baht), but the number of ordinary shares will be increased from 644,400,000 shares (Six hundred sixty-four million, four hundred thousand shares) at par value of 5 Baht (Five Baht) per share to 3,322,000,000 shares (Three thousand three hundred twenty-two million shares) at par value of 1 Baht (One Baht) per share.

Yours sincerely,

(Maroot Mrigadat)

President